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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: February 9, 2010

Genesis Lease Limited
(Exact Name of registrant as specified in its charter)

4450 Atlantic Avenue
Westpark, Shannon
Co. Clare, Ireland
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

        The following documents, which are attached as an exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Notice of a Special General Meeting of the Shareholders of Genesis Lease Limited to be held on March 23, 2010 and the Proxy Statement/Prospectus related thereto.
99.2	Voting Instruction Card for Special General Meeting of Shareholders of Genesis Lease Limited.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited (Registrant)
Date: February 9, 2010	By:	/s/ John McMahon John McMahon Chairman, President and Chief Executive Officer

 EXHIBIT INDEX

Exhibit	Title
99.1	Notice of a Special General Meeting of the Shareholders of Genesis Lease Limited to be held on March 23, 2010 and the Proxy Statement/Prospectus related thereto.
99.2	Voting Instruction Card for Special General Meeting of Shareholders of Genesis Lease Limited.

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SIGNATURE
EXHIBIT INDEX